Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated December 12, 2014, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Issued and Outstanding Ordinary Shares

of

PROSENSA HOLDING N.V.

at

$17.75 net per share plus one non-transferrable contingent value right per share,

which represents the right to receive cash payments of up to $4.14 per share upon the achievement of certain milestones

Pursuant to the Offer to Purchase dated December 12, 2014

by

BIOMARIN FALCONS B.V. and BIOMARIN GIANTS B.V.

each of which is a wholly-owned direct or indirect subsidiary of

BIOMARIN PHARMACEUTICAL INC.

BioMarin Falcons B.V. (“BioMarin Falcons”) and BioMarin Giants B.V. (which we refer to, together with BioMarin Falcons, as the “Purchaser”), each of which is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a wholly-owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (which we refer to as the “Parent”), are jointly offering to purchase all of the issued and outstanding ordinary shares, nominal value €0.01 per share (the “Shares”), of Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (which we refer to as “Prosensa”), upon the terms and subject to the conditions set forth in the Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to a Purchase Agreement, dated as of November 23, 2014 (as it may be amended from time to time, the “Purchase Agreement”), among BioMarin Falcons, Parent and Prosensa. The Purchase Agreement provides that on the terms and subject to the conditions therein, BioMarin Falcons will make the Offer and accept for payment (the “Offer Closing”) and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement, and the occurrence of the Offer Closing, for a per Share purchase price of:

•	$17.75, net to the seller in cash (the “Cash Consideration), without interest and less any applicable withholding taxes; and

•	one non-transferrable contingent value right (“CVR”), which represents the contractual right to receive the following cash payments, if any, in each case without interest and less any applicable withholding taxes, if the applicable product approval milestone is achieved, as follows:

•

$2.07 per CVR if, prior to 11:59 p.m. New York City time on May 15, 2016, BioMarin Falcons or its affiliates (or their respective successors or assigns) receives approval from the U.S. Food and Drug Administration (“FDA”) of a “new drug application” that grants BioMarin Falcons or its affiliates (or their respective successors or assigns) the right to market and sell Prosensa’s drisapersen product in the United States for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions; and

•	$2.07 per CVR if, prior to 11:59 p.m. New York City time on February 15, 2017, BioMarin Falcons or its affiliates (or their respective successors or assigns) receives approval by the European Commission of a “marketing authorisation application” that grants BioMarin Falcons or its affiliates (or their respective successors or assigns) the right to market and sell Prosensa’s drisapersen product in the European Union for the treatment of Duchenne Muscular Dystrophy, including subject to any applicable label restrictions.

The Cash Consideration and one CVR is collectively referred to as the “Offer Price.” Under no circumstances will interest be paid on the Offer Price paid pursuant to the Offer, regardless of any extension of the Offer, the Subsequent Offering Period, or any delay in making payment for or on Shares. BioMarin Falcons has partially assigned its rights and obligations under the Purchase Agreement to BioMarin Giants B.V. and, as such, they are both making the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 P.M., NEW YORK CITY TIME,

ON JANUARY 14, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Unless the Offer is extended, Purchaser expects the closing of the Offer to occur at 6:00 p.m., New York City time on January 14, 2015 (the “Expiration Date,” unless Purchaser has extended the period during which the Offer is open in accordance with the Purchase Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, expires). If not all Shares are tendered in the Offer, Purchaser will provide a subsequent offering period (the “Subsequent Offering Period”) of not less than five nor more than twenty business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended from time to time (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Tendering shareholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Purchase Agreement provides, among other things, that upon or promptly following the closing of the Subsequent Offering Period, Purchaser will complete a corporate reorganization of Prosensa and its subsidiaries (the “Post-Closing Reorganization”). As part of the Post-Closing Reorganization, BioMarin Falcons may complete an Asset Sale, followed by a dissolution and liquidation of Prosensa, each as described below. Purchaser may, alternatively, commence a statutory buy-out of Shares from any remaining minority shareholder in accordance with the Statutory Buy-Out Proceedings described below, or if Parent determines that it is not reasonably practicable to consummate the Post-Closing Reorganization by means of an Asset Sale or a statutory buy-out of Shares, subject to the prior approval of the two members of Prosensa’s supervisory board after the Offer Closing who are not designated by Purchaser and/or Parent (the “Independent Directors”), any other measure constituting a Post-Closing Reorganization.

Pursuant to the Asset Sale, after the closing of the Subsequent Offering Period, Prosensa will sell and transfer all of its assets (including (i) at the discretion of BioMarin Falcons, the shares of its subsidiaries and (ii) any tax attributes to the extent transferrable) to BioMarin Falcons or one or more of its designees for aggregate consideration equal to (1) a note payable from BioMarin Falcons or one or more of its designees in an aggregate principal amount equal to the Cash Consideration multiplied by the total number of outstanding Shares as of the Offer Closing (which note will be prepayable without penalty or premium but will require BioMarin Falcons to pay to Prosensa, on or promptly following the end of the Subsequent Offering Period an amount of such note equal to the Cash Consideration multiplied by the number of outstanding Shares not tendered in the Offer or the Subsequent Offering Period), (2) a convertible note from BioMarin Falcons that is convertible into an aggregate number of CVRs that is equal to the total number of outstanding Shares as of the Offer Closing (which convertible note will be prepayable without penalty or premium but will require BioMarin Falcons to become obligated to Prosensa (or its designated shareholders), on or promptly following the end of the Subsequent Offering Period, to issue an aggregate number of CVRs that is equal to the number of Shares not tendered in the Offer or the Subsequent Offering Period), and (3) the assumption by BioMarin Falcons or its designees of all liabilities and obligations of Prosensa, whether actual, contingent or otherwise, including the express assumption of all contractual obligations (and also including the related obligation of BioMarin Falcons or its designees to fully indemnify and hold harmless Prosensa with respect to all such assumed liabilities and obligations) (the transaction described in this sentence, the “Asset Sale”). Following the Asset Sale, BioMarin Falcons intends to cause Prosensa to be dissolved and liquidated, in accordance with Dutch liquidation procedures, with the proceeds of the Asset Sale being distributed by means of a liquidation distribution or an advance distribution such that each holder of Shares that were not tendered in the Offer or during the Subsequent Offering Period will receive the Offer Price multiplied by the number of untendered Shares then held by such holder, without interest and less any applicable Dutch dividend withholding tax or any other applicable withholding taxes. Although it is intended that the liquidator will make one single advance payment equal to the Offer Price per Share held by a Shareholder, without interest and less any applicable Dutch dividend withholding tax or any other applicable withholding taxes, the liquidator may delay all or part of the payment as a result of material unforeseen circumstances.

Purchaser may also decide to commence an alternative Post-Closing Reorganization, including, if Purchaser and Parent collectively hold 95% of the outstanding Shares, by commencing statutory buy-out proceedings under Sections 2:92a and 2:201a of the Dutch Civil Code (“Statutory Buy-Out Proceedings”). The Purchase Agreement requires that in connection with an alternative Post-Closing Reorganization, including Statutory Buy-Out Proceedings, Purchaser must offer holders of Shares (or such holders must otherwise receive) the Offer Price (without interest and less any applicable withholding taxes) for each Share held by such holder. However, in Statutory Buy-Out Proceedings, a Dutch court will determine a cash price to be paid for the Shares, which may be greater, equal to or less than the cash equivalent of the Cash Consideration and the value of a CVR.

As a result of the Post-Closing Reorganization, it is anticipated that Prosensa will cease to have its shares listed on the NASDAQ Global Select Market (“NASDAQ”), that the Shares will no longer be registered under the Exchange Act and that Prosensa’s reporting obligations under the Exchange Act will cease, and that Prosensa will be liquidated or will become wholly-owned by Purchaser. In addition, the withholding taxes, if any, imposed on Prosensa shareholders in respect of liquidation distributions made in respect of Shares not tendered in the Offer or during the Subsequent Offering Period may be different from, and may be greater than, the taxes imposed upon such Prosensa shareholders had they tendered their Shares in the Offer or during the Subsequent Offering Period. For example, except with respect to payments to shareholders that are eligible for an exemption, if any, Prosensa will be obligated to withhold Dutch dividend withholding tax (dividendbelasting) in respect of the Offer Price if it is paid as a liquidation distribution or advance distribution on Shares not tendered in the Offer or during the Subsequent Offer Period, while no Dutch dividend withholding tax will be due or withheld in respect of the Offer Price payable by Purchaser for Shares tendered in the Offer or during the Subsequent Offer Period. As a result, unless an exemption applies to a shareholder, the net amount received by a Prosensa shareholder for Shares that are not tendered in the Offer or during the Subsequent Offering Period will be lower than the amount that would have been received by that Prosensa shareholder had they tendered their Shares in the Offer or during the Subsequent Offering Period. Shareholders are urged to consult with their tax advisers with regard to the tax consequences of tendering their Shares pursuant to the Offer and the Post-Closing Reorganization.

The Post-Closing Reorganization, including the Asset Sale and subsequent dissolution and liquidation of Prosensa, requires approval from Prosensa’s supervisory board and management board (“Prosensa’s Boards”) and shareholders. On December 3, 2014 Prosensa’s Boards resolved to hold an extraordinary general meeting of shareholders for the purpose of voting on, among other things, the approval of the Asset Sale and subsequent dissolution and liquidation of Prosensa and the appointment of certain directors designated by Parent on

Prosensa’s Boards, in each case effective upon the Offer Closing (collectively, the “Shareholder Approvals”). On December 9, 2014, Prosensa notified its shareholders that this extraordinary general meeting of shareholders will be held on January 13, 2015 at Prosensa’s offices at J.H. Oortweg 21, 2333 CH Leiden, the Netherlands.

Prosensa’s Boards unanimously have (i) determined that the Purchase Agreement and the transactions contemplated thereby are fair to and in the best interests of Prosensa’s shareholders and other relevant stakeholders, its subsidiaries and the enterprises carried on by Prosensa and its subsidiaries; (ii) duly approved, adopted and declared advisable the Purchase Agreement and transactions contemplated thereby; and (iii) recommended that the shareholders of Prosensa accept the Offer, tender their Shares pursuant to the Offer and approve and adopt the matters related to the transactions contemplated by the Purchase Agreement brought before the extraordinary general meeting of shareholders (the “Boards’ Recommendation”).

The Offer is conditioned upon, among other things, that (1) there has been validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to the Expiration Date at least a number of Shares that, together with the Shares owned by Purchaser or Parent (excluding Shares tendered pursuant to notices of guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Date), would represent 80% of the Shares outstanding immediately prior to the Expiration Date (the “Minimum Condition”); (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”); (3) no law, regulation, order, or injunction issued by a court of competent jurisdiction making illegal or otherwise prohibiting the Offer Closing or the Asset Sale (or the subsequent distribution and liquidation) is in effect; (4) the representations and warranties of Prosensa in the Purchase Agreement are true as of the date of the Purchase Agreement and as of the Expiration Date as if made at such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which must be true only as of such other specified time), subject to certain exceptions and materiality standards as provided in the Purchase Agreement; (5) Prosensa has performed or complied with in all material respects its obligations, agreements and covenants under the Purchase Agreement prior to the Expiration Date; (6) Prosensa has obtained the Boards’ Recommendation and the Shareholder Approvals; (7) since the date of the Purchase Agreement, a Company Material Adverse Effect (as defined in the Purchase Agreement) has not occurred; (8) the resignations of all directors (except the Independent Directors) from Prosensa’s Boards have been obtained; (9) Prosensa has delivered to Parent a certificate signed by a managing director of Prosensa dated as of the date on which the Offer expires certifying that the Offer Conditions specified the foregoing items (4) through (6) listed above (regarding Prosensa’s representations and warranties and covenants under the Purchase Agreement, and Boards’ Recommendation and Shareholder Approvals) have been satisfied; (10) no anti-takeover measure (as defined in the Purchase Agreement) has been implemented by Prosensa in relation to the Offer or the Tender and Support Agreements; and (11) the Purchase Agreement has not been terminated in accordance with its terms. The Offer Closing is not subject to a financing condition.

Parent and BioMarin Falcons entered into tender and support agreements (the “Tender and Support Agreements”) with each of LSP Prosensa Pooling B.V., New Enterprise Associates 13, L.P., Hans Schikan, Luc Dochez, Daan Ellens, Giles Campion and Berndt Modig (collectively, the “Committed Shareholders”) pursuant to which the Committed Shareholders agreed to tender all Shares owned by such Committed Shareholders into the Offer, promptly, and in any event no later than ten business days following the commencement of the Offer. The Committed Shareholders collectively hold 13,541,261 Shares, constituting 37.5% of the outstanding Shares (assuming 36,116,179 Shares issued and outstanding as of November 23, 2014, as represented by Prosensa in the Purchase Agreement). Accordingly, the Minimum Condition to the Offer will be satisfied if approximately an additional 42.5% of the outstanding Shares are validly tendered and not withdrawn. In the Tender and Support Agreements, the Committed Shareholders have agreed, subject to certain exceptions, to vote their Shares to, among other things, approve the Purchase Agreement, approve the Asset Sale and any other forms of the Post-Closing Reorganization at the extraordinary general meeting or any other meeting of Prosensa’s shareholders and to vote against any alternative acquisition proposal made by a third party. Each Tender and Support Agreement may be terminated by the applicable Committed Shareholder upon the occurrence of certain events, including the termination of the Purchase Agreement.

Under the HSR Act, each of Parent and Prosensa have filed their Premerger Notification and Report Forms with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer and the Post-Closing Reorganization on December 8, 2014. The Offer may not be consummated until the expiration of a 15 calendar day waiting period following such filings (i.e., December 23, 2014), unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of such 10 calendar day waiting period, such waiting period may only be extended by court order or with the consent of Parent.

The Purchase Agreement provides that, subject to Parent and Purchaser’s rights to terminate the Purchase Agreement in accordance with its terms, Purchaser must extend the Offer (1) on one or more occasions, for successive periods (the length of such period to be determined by Purchaser) of not more than 10 business days each if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived and (2) for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the NASDAQ applicable to the Offer or as may be required by any other governmental authority. However, Purchaser will not be required to extend the Offer beyond April 30, 2015. If Purchaser extends the Offer, such extension will extend the time that Prosensa shareholders will have to tender (or withdraw) your Shares.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without Prosensa’s consent, Purchaser cannot (1) change the form of consideration payable in the Offer, (2) decrease the Offer Price, (3) waive or change the Minimum Condition, (4) extend the Expiration Date other than in accordance with the terms of the Purchase Agreement, (5) decrease the number of Shares sought in the Offer, (6) impose additional conditions to the Offer, or (7) amend, modify or supplement any other term of the Offer in a manner adverse to the holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof. In the case of an extension such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

For purposes of the Offer, on the terms and subject to the conditions of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Purchase Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after, either (1) timely receipt by the Depositary of (a) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer by a participant in The Depository Trust Company’s (“DTC”) systems, an Agent’s Message in lieu of the Letter of Transmittal), (b) any other documents required by the Letter of Transmittal and (c) if such holder holds its Shares through DTC, confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC pursuant to the procedures set forth in the Offer to Purchase. Accordingly, tendering shareholders may be paid at different times depending upon when the Letter of Transmittal and/or Book-Entry Confirmations with respect to Shares are actually received by the Depositary or (2) the tendering shareholder has complied with the guaranteed delivery procedures described in the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 10, 2015, which is the 60th day after the date of the commencement of the Offer. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If a Letter of Transmittal transferring Shares to be withdrawn has been delivered, then such Letter of Transmittal will be of no force or effect. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described the Offer to Purchase at any time prior to the Expiration Date. No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any determinations made by Purchaser with respect to the terms and conditions of the Offer may be challenged by Prosensa’s shareholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Subject to receipt of required consents and/or applicable law, Prosensa has provided, or will provide, Purchaser with Prosensa’s shareholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Prosensa’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt by a U.S. holder of cash and CVRs in exchange for their Shares pursuant to the Offer or during the Subsequent Offering Period or the Post-Closing Reorganization generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer and the Post-Closing Reorganization. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Post-Closing Reorganization.

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

Banks and Brokerage Firms, Please Call: (203) 658-9400

Holders Call Toll Free: (800)-267-0201

Email: prosensa.info@morrowco.com

December 12, 2014